2025 2. The adjournment of the AGM by the Chairman, if necessary, to solicit additional proxies if there are insu cient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved. 3. Each of the directors and o cers of the Company be authorized to take any and every action that might be necessary to e ect the foregoing resolutions as such director or o cer, in his or her absolute discretion, thinks t, including causing the Company’s register of members to be updated and all necessary lings to bemadewith the Registrar of Companies in the Cayman Islands. GOGORO INC. " FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED " Signature________________________________ Signature, if held jointly___________________________________ Date__________, 2025 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 197073 Gogoro INC Proxy Card - Front 2025 Annual Meeting of Stockholders May 28, 2025, 09:30 A.M. Taipei time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided CONTROL NUMBER 1. The Board of Directors of the Company be authorized to consolidate the authorized share capital of the Company, comprising both issued and unissued ordinary shares of a nominal or par value of US$0.0001 each, at a ratio ranging from no consolidation to a maximum consolidation ratio of 100:1 (the “Share Consolidation”), with the exact ratio within that range and the exact date to e ect the Share Consolidation to be determined by the Board of Directors of the Company, at its discretion, within one year of the date of the Annual General Meeting of the Company (the “AGM”) and the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued ordinary shares in the capital of the Company. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3. Exhibit 99.4

2025 GOGORO INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 197073 Gogoro INC Proxy Card - Back The undersigned appoints ________________ and ________________, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Gogoro Inc. held of record by the undersigned at the close of business on April 21, 2025 (Eastern Standard Time) at the Annual General Meeting of Shareholders of Gogoro Inc. to be held on May 28, 2025, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. * A proxy need not be a shareholder of the Gogoro Inc. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Mr. Tamon Tseng of Gogoro Inc., the Chairman of the meeting, will be appointed as your proxy. (Continued and to be marked, dated and signed, on the other side) " FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED "